EXHIBIT 12

COCA-COLA ENTERPRISES, INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	First Quarter
	2011	2010
Computation of Earnings:
Income before income taxes	$144	$146
Add:
Interest expense	20	17
Interest portion of rent expense	8	7

Earnings as adjusted	$172	$170

Computation of Fixed Charges:
Interest expense	$20	$17
Interest portion of rent expense	8	7

Fixed charges	$28	$24

Ratio of Earnings to Fixed Charges (A)	6.24	7.06

(A)	Ratios were calculated prior to rounding to millions.